Exhibit 2

4 April 2016

InterContinental Hotels Group PLC (“IHG” or the “Company”)

Publication of Circular: Notice of Annual General Meeting and details of Special Dividend and Share Consolidation

On 23 February 2016, the Board of IHG announced its intention to return US$1.5 billion to Shareholders via a Special Dividend with a Share Consolidation. The Board of IHG today announces it is publishing a circular (the “Circular”) which contains notice of its Annual General Meeting and provides further details of the proposed Special Dividend and Share Consolidation. The Annual General Meeting is to be held on 6 May 2016 at 11.00am at the InterContinental London Park Lane, One Hamilton Place, Park Lane, London, W1J 7QY.

Special Dividend

The amount of the Special Dividend is US$6.329 per Existing Ordinary Share. The Board is proposing to pay the Special Dividend to Shareholders on the Register at 6.00pm (London time) on 6 May 2016 in Pounds Sterling and to ADR holders on the ADR register as at 4.00pm (New York time) on 6 May 2016 (being the close of business on the day before the ADR effective date) in US Dollars, in each case as an interim dividend in respect of the financial year ending 31 December 2016. The Pounds Sterling amount to be paid will be calculated on 12 May 2016, based on the average of the market exchange rates on the three dealing days commencing 9 May 2016, using the WM/Reuters closing mid-point spot rate as at 4:00pm (London time). The Special Dividend is expected to be paid to Shareholders and to holders of ADRs on 23 May 2016.

Share Consolidation

It is proposed that the payment of the Special Dividend be accompanied by a consolidation of the Company’s ordinary share capital. A resolution to effect the Share Consolidation will be proposed at the Annual General Meeting, details of which are set out in the Circular. The Share Consolidation proposes to replace IHG’s 237,020,856 Existing Ordinary Shares of 15 265/329 pence each with 197,517,380 New Ordinary Shares in IHG of 18 318/329 pence each. Fractional entitlements arising from the Share Consolidation will be aggregated and sold in the market on behalf of the relevant Shareholders. The proceeds of the sale are expected to be sent to the relevant Shareholders on 17 May 2016. The value of any Shareholder’s fractional entitlement will not exceed the value of one New Ordinary Share.

As at 30 March 2016 the total amount of the Special Dividend was equivalent to approximately 16 per cent of the market capitalisation of the Company. The effect of the Share Consolidation will be to reduce the number of Ordinary Shares in issue by approximately the same percentage.

As all ordinary shareholdings in the Company will be consolidated, Shareholders’ percentage holdings in the issued share capital of the Company will (save in respect of fractional entitlements and shareholders participating in the Dividend Reinvestment Plan for the Special Dividend) remain unchanged.

Expected timetable for the Special Dividend and Share Consolidation

If any of the below times and / or dates change, the revised times and / or dates will be notified to Shareholders by announcement through a Regulatory Information Service. Unless otherwise stated, all references to times given below are to London time.

2016
Latest time and date for receipt of Forms of Proxy	11.00am on 4 May

Latest time and date for receipt by the ADR Depositary of completed Voting Instruction cards from holders of ADRs	12.00pm (New York time) on 4 May

Annual General Meeting	11.00am on 6 May

Record date for participation in the Dividend Reinvestment Plan for the Special Dividend	5.00pm on 6 May

Shareholder record date for the Special Dividend and for the Share Consolidation	6.00pm on 6 May

Commencement of dealings in New Ordinary Shares	8.00am on 9 May

Ordinary Shares (but not ADSs) marked ex-Special Dividend	9 May

CREST accounts credited with New Ordinary Shares	9 May

ADR effective date for the Special Dividend and for the Share Consolidation	9.30am (New York time) on 9 May

Commencement of dealings in new ADSs	9.30am (New York time) on 9 May

Translation date for calculation of the Pounds Sterling amount to be paid in respect of the Special Dividend	12 May

Despatch of cheques for fractional entitlements and certificates for New Ordinary Shares; CREST accounts credited with the value of fractional entitlements	17 May

Payment of the Special Dividend to Shareholders and to holders of ADRs	23 May

Purchase of New Ordinary Shares for participants in the Dividend Reinvestment Plan	23 May

Other information

The Circular will be posted or otherwise made available to Shareholders today. The Circular will be available on the IHG website at www.ihgplc.com/investors under financial library and, in compliance with Listing Rule 9.6.1, copies of both the Circular and the form of proxy for use in connection with the Annual General Meeting will shortly be available for inspection at www.hemscott.com/nsm.do.

All definitions used in the Circular to Shareholders dated 4 April 2016 have the same meaning when used in this announcement.

For further information

Investor Relations (Catherine Dolton, Adam Smith):	+44 (0)1895 512176	+44 (0)7808 098724
Media Relations (Yasmin Diamond, Zoe Bird):	+44 (0)1895 512008	+44 (0)7736 746167

Notes for editors

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, HUALUXE™ Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN® Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,000 hotels and 744,000 guest rooms in nearly 100 countries, with more than 1,300 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world’s first and largest hotel loyalty programme with more than 92 million members worldwide.

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG’s hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.